UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            FIRST UNION CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                              $3.33 1/3 PAR VALUE
                        (Title of Class of Securities)


                                   337358105
                                (CUSIP Number)


                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)


                             GONZALO DE LAS HERAS
                           BANCO DE SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                                January 1, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

     Check the following box if a fee is being paid with this statement: [X].

                                 SCHEDULE 13D


CUSIP NO. 337358105                                     Page  2  of  14  Pages

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BANCO SANTANDER, S.A.
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]

                                                                     (b) [X]

        3    SEC USE ONLY
        4    SOURCE OF FUNDS*
                  **See below.
                                                                   _
       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
             PURSUANT TO ITEMS 2(d) OR 2(E)

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Kingdom of Spain

            NUMBER OF
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
              PERSON
               WITH


        7    SOLE VOTING POWER
              31,751,923

        8    SHARED VOTING POWER
                    0

        9    SOLE DISPOSITIVE POWER
              31,751,923

       10    SHARED DISPOSITIVE POWER
                                                                   0
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,751,923

       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*

       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.43%

       14    TYPE OF REPORTING PERSON*
              CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)
** The shares of common stock that are the subject of this report were not purchased with cash. They were received as merger consideration upon the merger of First Fidelity Bancorporation with and into a subsidiary of the Issuer.

Item 1.  Security and Company.

               The class of equity securities to which this statement relates is the common stock, $3.33 1/3 par value per share (the "Common Stock"), of
First Union Corporation, a North Carolina corporation (the "Company").   The
principal executive offices of the Company are located at One First Union Center, Charlotte, North Carolina 28288.

Item 2.  Identity and Background.

               The name of the person filing this statement is Banco Santander, Sociedad Anonima (formerly Banco de Santander, Sociedad Anonima de Credito), a Spanish banking corporation ("Santander"). Santander holds the Common Stock through its wholly-owned subsidiary FFB Participacoes e Servicos, S.A., a bank holding company incorporated in Portugal ("Participacoes"). The address of the principal business and the principal office of Santander is Paseo de la Castellana 24, 28046 Madrid, Spain. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Santander is set forth on Schedule A.

               Santander, together with its consolidated subsidiaries (the "Santander Group"), engages in commercial banking in Spain and abroad and, as of December 31, 1994, provided a comprehensive range of banking, financial and related services to corporate and individual clients in 31 countries, including Spain, the United States, Germany, Chile and Portugal. At December 31, 1994, the Santander Group was the largest banking organization in Spain in terms of total assets. The Santander Group had 3,706 offices in Spain and 476 abroad, as of December 31, 1994.

               The Santander Group operates in four principal areas of business activity: retail banking, corporate banking, treasury and capital markets and investment banking. The Santander Group's retail banking activities include deposit taking, home mortgage lending, mutual fund and pension fund management, private banking, credit and debit card operations and other consumer finance, and remote banking services. Corporate banking includes short- and long-term lending in pesetas and other currencies, trade finance, leasing, factoring, bill discounting, cash management, and money transfers. The Santander Group's treasury and capital markets activities include operations in domestic and foreign debt, foreign exchange, interbank deposits, and swap, forward and other derivatives markets, both for its own account and for the account of clients. The Santander Group's investment banking is conducted principally through Santander Investment, S.A., a wholly owned subsidiary organized in 1993 to hold the various Santander Group companies involved in investment and merchant banking, including Banco Santander de Negocios, S.A. These activities include corporate finance, securities underwriting, structured finance, treasury services, development capital, securities brokerage services, merger and acquisition advice, project finance and individual and corporate asset management.

               During the last five years, neither Santander, nor any other person controlling Santander nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               Pursuant to an Agreement and Plan of Merger dated as of June 18, 1995 (the "Merger Agreement"), the Company and First Fidelity Bancorporation ("First Fidelity") agreed that First Fidelity would merge with and into a subsidiary of the Company, with such subsidiary as the surviving corporation, and as consideration for such merger (the "Merger") each issued and outstanding share of common stock, par value $1.00 per share, of First Fidelity would be exchanged for 1.35 shares (subject to adjustment in certain circumstances) of Common Stock of the Company. Prior to the Merger, Santander, through Participacoes, owned 23,519,943 shares of First Fidelity's common stock. The Merger was consummated as of January 1, 1996 and as a result thereof, Santander received 31,751,923 shares of Common Stock (with Rights (as hereinafter defined) attached) as merger consideration. A "Right" is a right issued pursuant to a Shareholder Protection Rights Agreement to purchase a fraction of a share of a junior participating series of preferred stock of the Company in certain circumstances. On December 29, 1995, the last business day prior to the consummation of the Merger, the last reported sales price per share of common stock of First Fidelity on the New York Stock Exchange Composite Transactions tape was $75.375 and thus the aggregate market value of the shares of common stock of First Fidelity that were exchanged by Santander pursuant to the Merger for Common Stock was approximately $1,772,815,703.

Item 4.  Purpose of Transaction.

               Santander, in its capacity as a stockholder of First Fidelity and pursuant to the Voting and Support Agreement dated June 19, 1995 among Santander, Participacoes, First Fidelity and the Company, voted in favor of the Merger pursuant to which it acquired the Common Stock. It acquired the
Common Stock for investment.   Santander has entered into certain commitments
with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") that include restrictions on a number of its actions relating to the Company. See Item 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Santander intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Santander may consider from time to time alternative courses of action as permitted by applicable law and Santander's commitments to the Federal Reserve Board. Subject to any necessary compliance with applicable law, such actions may involve the sale of all or a portion of the Common Stock held by Santander in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth above, none of Santander, any person controlling Santander, or to the best its knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Company.

               (a) Santander beneficially owns 31,751,923 shares of Common Stock, which shares represent approximately 11.43% of the outstanding Common Stock (based on approximately 277,800,000 shares of Common Stock outstanding as of January 1, 1996, according to information provided by the Company).

               Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any persons named in Schedule A hereto, beneficially owns any shares of Common Stock.

               (b)  Santander has the sole power
to vote and to dispose of 31,751,923 shares of Common Stock.

               (c) No transactions in the shares of Common Stock have been effected since November 11, 1995 by Santander, any other person controlling Santander, or to the best of its knowledge, any of the persons named in Schedule A.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Pursuant to the Merger Agreement, the Company caused six members of First Fidelity's board of directors, including Anthony P. Terracciano, Chairman, President and Chief Executive Officer of First Fidelity until the consummation of the Merger, and a member of Santander's board of directors, Juan Rodriguez Inciarte, Executive Vice President of Santander, to be placed on the Company's board of directors upon consummation of the Merger. In addition, Santander, First Fidelity and the Company have agreed, subject to Santander maintaining ownership of certain percentages of the Company, that at the 1999 annual meeting of the Company's shareholders, the Company will nominate up to two individuals selected by Santander for election to the Company's board of directors, each for a three-year term.

               The Merger Agreement provides that any person that is prohibited by Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), from selling all of the Common Stock received by such person in the Merger within one calendar quarter without an effective registration statement or an exemption from registration under the Securities Act (a "Large Shareholder") will be entitled to registration rights. Santander is a Large Shareholder as so defined in the Merger Agreement. Santander, therefore, may request one demand registration in any 12-month period, for no less than 2,000,000 shares of Common Stock, so long as such demand registration is not within six months of a piggyback registration. Santander may request a piggyback registration whenever the Company proposes to register Common Stock for its own account (subject to certain exceptions) or for the account of any other holder of Common Stock.

               Santander has entered into certain commitments with the Federal Reserve Board that include restrictions on a number of its actions relating to the Company. Santander committed that it will not:

               (a) exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries;

               (b) seek or accept representation on the board of directors of the Company or any of its subsidiaries, except that it may have two representatives on the board of directors of the Company, one of whom initially shall be a senior executive officer of the Company;

               (c) have or seek to have any employee or representative serve as an officer, agent or employee with management responsibility at the Company or any of its subsidiaries;

               (d) take any action causing the Company or any of its subsidiaries to become a subsidiary of Santander or any of its subsidiaries;

               (e) acquire or retain voting securities of the Company or any of its subsidiaries that would cause the combined interests of Santander or any of its subsidiaries and its officers, directors and affiliates to exceed the percentage of the outstanding voting securities of the Company or any of its subsidiaries that they owned upon consummation of the Merger;

               (f) exercise voting rights with respect to that portion of the voting securities of the Company at any time owned by Santander or any of its subsidiaries which exceeds 9.9% of the outstanding voting securities of the Company at such time, other than to vote such shares for and against any proposition in the same proportions as the voting securities of the Company held by security holders not affiliated with the Company have been voted;

               (g) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of the Company or any of its subsidiaries;

               (h) attempt to influence the dividend policies or practices of the Company or any of its subsidiaries;

               (i) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Company or any of its subsidiaries;

               (j) attempt to influence the loan and credit decisions or policies, the pricing of services, any personnel decision, the location of any offices, branching, the hours of operation or similar activities of the Company or any of its subsidiaries;

               (k) dispose or threaten to dispose of shares of the Company or any of its subsidiaries in any manner as a condition of specific action or nonaction by the Company or any of its subsidiaries; or

               (l) enter into any banking or nonbanking transactions with the Company or any of its subsidiaries other than normal banking transactions and cooperative activities that are in the ordinary course of business and on an arm's-length basis.


Item 7.  Material to be Filed as Exhibits.

  Exhibit 1: Agreement and Plan of Merger dated as of June 18, 1995 by and among First Fidelity, the Company and PKC, Inc.

  Exhibit 2: Voting and Support Agreement dated June 19, 1995 among Santander, Participacoes, First Fidelity and the Company



                                   SIGNATURE
                      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1996

                                       BANCO SANTANDER, S.A.


                                       By: /s/ Gonzalo de Las Heras
                                          ____________________________
                                          Name:  Gonzalo de Las Heras
                                          Title: Director General






                                                                    Schedule A




                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             BANCO SANTANDER, S.A.
                   (FORMERLY BANCO DE SANTANDER, S.A. de C.)
                  -------------------------------------------

         The name, business address, present principal occupation or employment of each of the directors and executive officers of Banco Santander, S.A. ("Santander") are set forth below. All of the Directors and Executive Officers are citizens of Spain, except Mr. Anthony Terracciano (USA), Mr. Harry P. Kamen (USA), Lord Younger of Prestwick (United Kingdom), Mr. Ian F. Grant (United Kingdom) and Mr. Antonino Fernandez (Mexico).
Directors

                  Name                             Business Address             Principal Occupation
-----------------------------------------    ----------------------------    ---------------------------
Emilio Botin-Sanz de                         Paseo de la Castellana, 24      Chairman and Chief
  Sautuola y Garcia                          28046 Madrid, Spain               Executive Officer,
  de los Rios                                                                Banco Santander, S.A.
Jaime Botin-Sanz de                          Paseo de la Castellana, 29      Chairman,
  Sautuola y Garcia de                       28046 Madrid, Spain             Bankinter S.A.
  los Rios
Matias Rodriguez Inciarte                    Paseo de la Castellana, 24      2nd Vice Chairman,
                                             28046 Madrid, Spain             Banco Santander, S.A.
Rodrigo Echenique Gordillo                   Paseo de la Castellana, 24      Former Managing
                                             28046 Madrid, Spain               Director,
                                                                             Banco Santander, S.A.
Ignacio Soler de la Riva                     Travesera de Gracia, 29         Businessman
                                             Barcelona, Spain
Ramon Quijano Secades                        General Davila, 103             Businessman
                                             Santander, Spain
Angel Jado Becerro                           Perez Galdos, 6                 Businessman
  de Bengoa                                  Santander, Spain
Juan Secades y                               Doctor Arce, 20                 Retired
  Gonzalez-Camino                            Madrid
Rafael Alonso Botin                          Paseo de la Castellana, 24      Retired
                                             28046 Madrid, Spain
Jose Luis Diaz Fernandez                     Paseo de la Castellana, 24      Retired
                                             28046 Madrid, Spain
Ana Patricia Botin-Sanz de                   Paseo de la Castellana, 24      Executive Vice
  Sautuolo y O'Shea                          28046 Madrid, Spain               President,
                                                                             Banco Santander
                                                                             Managing Director,
                                                                             Santander Investment
Joaquin Folch-Rusinol                        Avenida Pearson, 44             Chairman,
  y Corachan                                 Barcelona, Spain                Industrias Titan, S.A.
Emilio Botin-Sanz de                         Paseo de la Castellana, 24      Vice President,
  Sautuola y O'Shea                          28046 Madrid, Spain             Banco Santander, S.A.
Juan Rodriguez Inciarte                      Paseo de la Castellana, 24      Executive Vice
                                             28046 Madrid, Spain               President,
                                                                             Banco Santander, S.A.
Lord Younger of Prestwick                    42 St Andrew Square             Chairman,
                                             Edinburgh EH2 2YE               The Royal Bank of
                                                                             Scotland plc
Ian F. Grant                                 42 St Andrew Square             Director,
                                             Edinburgh EH2 2YE               The Royal Bank of
                                                                               Scotland plc
Anthony Terracciano                          550 Broad Street                President,
                                             Newark, New Jersey              First Union
                                                                               Corporation
Harry P. Kamen                               1 Madison Avenue                Chairman,
                                             New York, NY  10010             Metropolitan Life
                                                                               Insurance
Alfredo Saenz Abad                           Paseo de la Castellana, 7       Chairman,
                                             28046 Madrid, Spain             Banco Espanol de
                                                                               Credito
Antonino Fernandez                           Calle Schiller, 255             Chairman,
  Rodriguez                                  Colonia Chapultepec             Grupo Modelo
                                             Mexico, DF
Ignacio Benjumea Cabeza                      Paseo de la Castellana, 24      Executive Vice
  de Vaca                                    28046 Madrid, Spain               President and Secretary
                                                                               of the Board,
                                                                             Banco Santander, S.A.

Executive Officers (who are not directors)
------------------------------------------

Ricardo Alonso                               Marques de Pombal, 2            Executive Vice
                                             10000 Lisboa (Portugal)           President,
                                                                             BCI Portugal
David Arce                                   Avda. Europa, 26                Executive Vice
                                             28224 Pozuelo, Spain              President,
                                                                             Internal Audit
Jose Maria Carballo                          Paseo de la Castellana, 24      Executive Vice
                                             28046 Madrid, Spain               President
Pedro Chicharro                              Paseo de la Castellana, 24      Executive Vice
                                             28046 Madrid, Spain               President,
                                                                             Marketing
Gonzalo de las Heras                         45 East 53rd Street             Executive Vice
                                             New York, NY  10022               President
Casto de la Mora                             Paseo de la Castellana, 24      Executive Vice
                                             28046 Madrid, Spain               President,
                                                                             Retail Banking Spain
Jose Maria Espi                              Paseo de la Castellana, 24      Executive Vice
                                             28046 Madrid, Spain               President,
                                                                             Human & Technical
                                                                               Resources
Francisco Martin                             Paseo de la Castellana, 24      Executive Vice
                                             28046 Madrid, Spain               President,
                                                                             International Division
Javier Peralta                               Pza. Manuel Gomez               Executive Vice
                                               Moreno 2                        President,
                                             28020 Madrid, Spain             Credit, Spain
Antonio Aparicio                             Paseo de la Castellana, 24      Senior Vice President,
                                             28046 Madrid, Spain             Secretary